FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 9, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item
  Press Release dated March 8, 2004 regarding halting of trading on the Santiago Stock Exchange.
  Press Release dated March 9, 2004 regarding Undersecretary of Telecommunications' Counterproposal and Objections Report.

Item 1.

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete

M.José Rodríguez - Florencia Acosta Kevin Kirkeby - Mariana Crespo

Telefónica CTC Chile The Global Consulting Group

Tel: 562-691-3867 Tel: 646-284-9416

Fax: 562-691-2392 E-mail:

E-mail: kkirkeby@hfgcg.com

schelle@ctc.cl - vgaete@ctc.cl mcrespo@hfgcg.com

mjrodri@ctc.cl - macosta@ctc.cl

TELEFONICA CTC CHILE ANNOUNCES RESPONSE TO SANTIAGO STOCK EXCHANGE

Santiago, Chile - March 8, 2004 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announces that the Santiago Stock Exchange has halted trading due to the 12.6% decline in the share price in the local stock market. In response to the Santiago Stock Exchange's request, the Company attributes this decline to the SUBTEL's counterproposal and objections report, announced on March 5th, 2004, after market close. The Company is currently evaluating the potential impact of this report over its revenues and will accordingly inform the market of said analysis.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2002. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

Item 2.

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete

M.José Rodríguez - Florencia Acosta Kevin Kirkeby - Mariana Crespo

Telefónica CTC Chile The Global Consulting Group

Tel: 562-691-3867 Tel: 646-284-9416

Fax: 562-691-2392 E-mail:

E-mail: kkirkeby@hfgcg.com

schelle@ctc.cl - vgaete@ctc.cl mcrespo@hfgcg.com

mjrodri@ctc.cl - macosta@ctc.cl

TELEFONICA CTC CHILE ANNOUNCES THAT THE COMPANY WAS INFORMED OF THE UNDERSECRETARY OF TELECOMMUNICATIONS' COUNTERPROPOSAL AND OBJECTIONS REPORT

Santiago, Chile - March 9, 2004 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announces that at 11:58 pm of March 5th, 2004, the Company was informed of the Undersecretary of Telecommunications' (SUBTEL) counterproposal and objections report, as part of the tariff setting process for local telephony services. This process will conclude on May 5th, 2004 with the issuance of the final Decree for the May 2004-May 2009 period.

The Company informs that the potential variations of the proposed tariffs in the counterproposal and objections report with respect to the current tariffs are as follows:

Proposed Tariffs vs. Current Tariffs

Average Variation %

  Fixed Charge -18.9%

  Measured Local Service -38.8%

  Local Tranche (Mobile and Rural) -14.6%

  Complementary Services /10X numbers -4.6%

  Access Charge +9.3%

As a result of the previous, if the local telephony tariffs proposed in the counterproposal and objections report of the SUBTEL were applied starting on May 6, 2004, the Company estimates that for the year 2004, local telephony revenues, maintaining constant the other variables in the calculation of revenues, would decrease 13.3%, equivalent to approximately Ch$52,000 million, when compared to the estimated revenues for 2004 under the current tariff structure (Tariff Decree N 187 of 1999). This estimate considers 8 months of effect of the Tariff Decree starting in May 2004.

The Company has 5 days to request an experts panel, which have until April 4, 2004 to issue their non-binding opinion. The Authority, in turn, must submit the final decree to the Chilean General Controller, no later than May 4th, 2004 for its knowledge and release to the official gazette.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2002. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

#######

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2004 COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer